The Victory Bancorp, Inc.

Consolidated Financial Statements
December 31, 2025 and 2024

The Victory Bancorp, Inc.

Contents



INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Victory Bancorp, Inc.
Limerick, Pennsylvania

Opinion

We have audited the consolidated financial statements of The Victory Bancorp, Inc., which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of The Victory Bancorp, Inc.as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Victory Bancorp, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Victory Bancorp, Inc.'s ability to continue as a going concern for one year from the date the consolidated financial statements are available to be issued.

(Continued)

1.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Victory Bancorp, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Victory Bancorp, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Crowe LLP
Crowe LLP

Columbus, Ohio
May 15, 2026

The Victory Bancorp, Inc.

Consolidated Balance Sheets
(in thousands, except share and per share data)

December 31,	2025	2024
Assets		
Cash and due from banks	$ 14,732	$ 10,678
Federal funds sold	1,900	-
Cash and cash equivalents	16,632	10,678
Securities available-for-sale, at fair value	29,185	32,905
Securities held-to-maturity (fair value $7,614 at December 31, 2025 and $11,557 at December 31, 2024)	7,613	11,737
Loans receivable, net of allowance for credit losses ($3,450 at December 31, 2025 and $3,611 at December 31, 2024)	396,297	390,954
Premises and equipment, net	3,254	3,248
Restricted investment in bank stocks	1,560	2,192
Accrued interest receivable	1,591	1,581
Bank owned life insurance	6,081	5,923
Other assets	1,294	1,806
Total Assets	**$ 463,507**	**$ 461,024**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	$ 59,867	$ 56,358
Interest-bearing	352,314	340,722
Total Deposits	412,181	397,080
Borrowings	-	15,440
Subordinated debt	17,376	17,309
Accrued interest payable and other liabilities	1,708	1,858
Total Liabilities	431,265	431,687
Stockholders' Equity		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding were 1,999,466 and 1,977,362 shares at December 31, 2025 and 2024	1,999	1,977
Surplus	14,945	14,654
Retained earnings	16,047	14,523
Accumulated other comprehensive loss	(749)	(1,817)
Total Stockholders' Equity	32,242	29,337
Total Liabilities and Stockholders' Equity	**$ 463,507**	**$ 461,024**

See accompanying notes to consolidated financial statements.

The Victory Bancorp, Inc.

Consolidated Statements of Income
(in thousands, except share and per share data)

Years Ended December 31,	2025	2024
Interest Income		
Interest and fees on loans	$ 26,352	$ 26,552
Interest on investment securities	1,863	2,101
Other interest income	709	214
Total Interest Income	28,924	28,867
Interest Expense		
Deposits	12,916	13,030
Borrowings	1,632	2,673
Total Interest Expense	14,548	15,703
Net interest income	14,376	13,164
Provision for Credit Losses	(106)	198
Net Interest Income After Provision for Credit Losses	14,482	12,966
Non-Interest Income		
Service charges and activity fees	625	503
Net gains on sales of loans	-	160
Other income	289	283
Total Non-Interest Income	914	946
Non-Interest Expenses		
Salaries and employee benefits	7,401	7,180
Occupancy and equipment	746	749
Legal and professional fees	1,161	600
Advertising and promotion	202	67
Loan expenses	133	122
Data processing costs	1,441	1,435
Supplies, printing and postage	136	115
Telephone	45	47
Entertainment	126	145
Mileage and tolls	59	44
Insurance	71	67
FDIC insurance premiums	234	349
Dues and subscription	90	85
Shares tax	511	406
Other	442	377
Total Non-Interest Expense	12,798	11,788
Income before income taxes	2,598	2,124
Income Taxes	556	462

See accompanying notes to consolidated financial statements.

The Victory Bancorp, Inc.

Consolidated Statements of Income
(in thousands, except share and per share data)

Years Ended December 31,		2025		2024
Net Income Available to Common Shareholders		**2,042**		1,662
Basic earnings per common share	$	**1.02**	$	0.84
Diluted earnings per common share	$	**0.98**	$	0.82
Weighted Average Common Shares Outstanding:				
Basic		**1,992,465**		1,972,940
Diluted		**2,086,279**		2,021,715

See accompanying notes to consolidated financial statements.

The Victory Bancorp, Inc.

Consolidated Statements of Comprehensive Income
(in thousands)

Net Income	$	**2,042**	$	1,662
Other Comprehensive Income				
Unrealized holding gain arising on securities available-for-sale		**1,352**		178
Tax Impact		**(284)**		(37)
Other comprehensive income		**1,068**		141
Total Comprehensive Income	$	**3,110**	$	1,803

See accompanying notes to consolidated financial statements.

The Victory Bancorp, Inc.

Consolidated Statements of Stockholders' Equity
(in thousands, except per share data)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2023	$ 1,971	$ 14,561	$ 13,374	$ (1,958)	$ 27,948
Net income	-	-	1,662	-	1,662
Other comprehensive income	-	-	-	141	141
Share based compensation expense	-	56	-	-	56
Exercise of stock options (6,000 shares)	6	37	-	-	43
Cash dividends paid on common stock of $0.26 per share	-	-	(513)	-	(513)
Balance, December 31, 2024	$ 1,977	$ 14,654	$ 14,523	$ (1,817)	$ 29,337
Net income	-	-	2,042	-	2,042
Other comprehensive income	-	-	-	1,068	1,068
Stock-based compensation (22,104 shares)	22	291	-	-	313
Cash dividends paid on common stock of $0.26 per share	-	-	(518)	-	(518)
Balance, December 31, 2025	$ 1,999	$ 14,945	$ 16,047	$ (749)	$ 32,242

See accompanying notes to consolidated financial statements.

The Victory Bancorp, Inc.

Consolidated Statements of Cash Flows
(in thousands)

Years Ended December 31,		2025		2024
Cash Flows from Operating Activities				
Net income	$	2,042	$	1,662
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for credit losses		(106)		198
Depreciation and amortization		247		261
Stock-based compensation		313		56
Deferred income tax (benefit) expense, net of change in valuation allowance		111		(58)
Loss of disposal of FFE		6		-
Net accretion of investment securities		(78)		(70)
Earnings on bank owned life insurance		(158)		(179)
Net realized gains on sale of SBA loans held for sale		-		(160)
Origination of SBA loans held for sale		-		(2,090)
Proceeds from sale of SBA loans held for sale		-		2,273
Amortization of debt issuance costs		67		31
Change in:				
Accrued interest receivable		(10)		32
Other assets		116		(50)
Accrued interest payable		(180)		124
Other liabilities		30		581
Net Cash Provided by Operating Activities		2,400		2,611
Cash Flows from Investing Activities				
Available-for-sale securities:				
Proceeds from sales, maturities, calls and principal pay downs		5,153		3,239
Held-to-maturity securities:				
Proceeds from maturities, calls, and principal pay downs		4,122		297
Net increase in loans		(5,237)		(26,792)
Proceeds from sale of restricted stock		3,616		6,358
Purchases of restricted stock		(2,984)		(5,347)
Purchases of premises and equipment		(345)		(492)
Proceeds from sale of premises and equipment		86		-
Net Cash Provided by (Used in) Investing Activities		4,411		(22,737)

See accompanying notes to consolidated financial statements.

The Victory Bancorp, Inc.

Consolidated Statements of Cash Flows
(in thousands)

Years Ended December 31,	2025	2024
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	15,101	33,048
Net proceeds from issuance of subordinated debt	-	4,448
Exercise of stock options	-	43
Cash dividends on common stock	(518)	(513)
Net increase (decrease) in short-term borrowing	(15,440)	(20,760)
Net Cash Provided by (Used in) Financing Activities	(857)	16,266
Net increase (decrease) in cash and cash equivalents	5,954	(3,860)
Cash and Cash Equivalents, Beginning	10,678	14,538
Cash and Cash Equivalents, Ending	$ 16,632	$ 10,678
Supplementary Cash Flows Information		
Income taxes paid	$ 265	$ 626
Interest paid	$ 14,728	$ 15,579

See accompanying notes to consolidated financial statements.

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements of The Victory Bancorp, Inc. (the "Corporation") are prepared on the accrual basis and include the accounts of The Victory Bancorp, Inc. and its wholly-owned subsidiary, The Victory Bank (the "Bank"), together referred to as the "Bank". All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements.

In preparing these consolidated financial statements, the Bank evaluated the events and transactions that occurred from December 31, 2025, through May 15, 2026, the date these consolidated financial statements were available for issuance.

Organization and Nature of Operations

The Victory Bancorp, Inc. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Victory Bank. The Corporation was incorporated under the laws of the State of Pennsylvania in 2009 for the purpose of serving as The Victory Bank's holding company. The holding company structure provides flexibility for growth through expansion of core business activities and access to varied capital raising operations. The Corporation's primary business activity consists of ownership of all of the outstanding stock of The Victory Bank. As of December 31, 2025, the Corporation had 292 common stockholders of record.

The Bank is a Pennsylvania chartered commercial bank which was chartered in January 2008. The Bank operates a full-service commercial and consumer banking business in Montgomery County, Pennsylvania. The Bank's focus is on small- and middle-market commercial and retail customers. The Bank originates secured and unsecured commercial loans, commercial mortgage loans, consumer loans and construction loans and does not make subprime loans. The Bank also offers revolving credit loans, small business loans and automobile loans. The Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates and fixed-rate certificates of deposit. As a state-chartered bank, the Bank is subject to regulation of the Pennsylvania Department of Banking and Federal Deposit Insurance Corporation.

Adoption of New Accounting Standards

In December 2023, the FASB issued Accounting Standards Update "ASU" 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures. The amendments in this Update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The Bank adopted the standard as of January 1, 2025 and has provided the amended disclosures herein Footnote 8 – Federal Income Taxes for the year ending December 31, 2025.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the fair value of financial instruments, and the valuation of deferred tax assets.

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

Significant Group Concentrations of Credit Risk

Most of the Bank's activities are with customers located within Montgomery County, Pennsylvania. Note 4 discusses the types of lending that the Bank engages in. Although the Bank has a diversified loan portfolio, its borrowers' ability to honor their contracts is influenced by the economy of Montgomery County and the surrounding areas.

The Bank monitors potential concentrations of loans to particular borrowers or groups of borrowers, industries, and geographic regions. The Bank also monitors exposures to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.) and loans with high loan to value ratios. Additionally, there are industry practices that could subject the Bank to increased credit risk should economic conditions change over the course of a loan's life. For example, the Bank makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. The Bank has determined that there is no concentration of credit risk associated with its lending policies or practices.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are sold for one day periods.

Securities

Management determines the appropriate classification of debt investment securities at the time of purchase and re-evaluates such designation as of each consolidated balance sheet date. As of December 31, 2025 and 2024, the Bank's investment portfolio contained available-for-sale and held-to-maturity investment securities.

Investment securities that are classified as available-for-sale are stated at fair value. Unrealized gains and losses on investment securities classified as available-for-sale are excluded from results of operations and are reported as other comprehensive income or loss, a separate component of stockholders' equity, net of taxes. Investment securities classified as available-for-sale include investment securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes.

Investment securities which the Bank has the intent and ability to hold until maturity are classified as held-to-maturity and are recorded at cost, adjusted for amortization of premiums and accretion of discounts.

The cost of investment securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization or accretion recorded as adjustments to interest and dividends are included in interest income from investments using the interest method. Realized gains and losses are included in gains (losses) on sales of investment securities in the consolidated statements of income. Gains and losses on the sale of securities are recorded on the trade date and are determined based on the specific-identification method.

The investment portfolio is classified into the following major security types: Corporate bonds, Collateralized mortgage obligations, U.S. agency securities, and State and municipal securities.

All corporate bonds and state and municipal securities undergo an initial and ongoing credit analysis. The analysis includes the review of various financial and demographic information. All securities have a minimum evaluation rating of "A" or higher.

All collateralized mortgage obligations held by the Bank are guaranteed by Ginnie Mae, a U.S. government agency, or a government sponsored enterprise (GSEs) Fannie Mae or Freddie Mac. These securities along with U.S. agency securities are explicitly guaranteed by the U.S. government or guaranteed by the GSEs that have credit ratings and perceived credit risk comparable to the U.S. government, are highly rated by major rating agencies, and have a history of no credit losses.

For available-for-sale debt securities with an unrealized loss position, the Bank will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income with the establishment of an allowance under CECL. For available-for-sale debt securities that do not meet the criteria, the Bank evaluates whether any decline in fair value is due to credit loss factors. In making this assessment, management considers any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit loss is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90-days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

When a loan is placed on nonaccrual status, unpaid interest is reversed against interest. The amount of accrued interest reversed against interest income totaled $0 and $5,000 for the year ended December 31, 2025 and 2024, respectively. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

The Bank's loan receivable portfolio is comprised of commercial and consumer loans. Commercial loans consist of the following classes: agriculture, commercial, construction and commercial real estate. Consumer loans consist of the following classes: consumer and residential real estate.

A description of the risk characteristics for each class is included below:

Agriculture loans include loans originated for various purposes secured by farmland, including farm residential and other improvements. Risks associated with these loans generally relate to the uncertainty associated with the borrower's ability to successfully raise and market the commodity. Adverse weather conditions and other natural perils can dramatically affect production and ability to service debt. Production problems may also cause unbudgeted expenses that reduce profitability or even result in losses. Unexpected expenses may occur because of increased production or harvesting costs caused by inclement weather, higher transportation or fertilization costs caused by market disruption, feed shortages, etc. Business cycles longer than one year (e.g., vineyards, orchards, and some livestock operations) may increase the risk of unexpected expenses. Volatile commodity prices present another risk as well as changes in government policies.

The Bank's credit policies determine advance rates against the different forms of collateral that can be pledged against commercial and commercial real estate loans. Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. The assets financed through commercial loans are used within the business for its ongoing operation. Repayment of these kinds of loans generally comes from the cash flow of the business or the ongoing conversions of assets. Commercial real estate loans include long-term loans financing commercial properties. Repayment of this kind of loan is dependent upon either the ongoing cash flow of the borrowing entity or the resale of or lease of the subject property. Commercial real estate loans typically require a loan to value ratio of not greater than 80% and vary in terms.

Consumer loans include installment loans, car loans, and overdraft lines of credit. The majority of these loans are unsecured. Risks associated with other consumer loans tend to be greater due to unsecured position or the rapidly depreciating nature of the underlying assets.

Construction loans are generally considered to involve high risk due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally difficult to evaluate and monitor.

Residential real estate loans consist of single-family, equity line of credit, and other residential loans. Single-family mortgage loans include permanent conventional mortgage loans secured by single-family residences located within our primary market area. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record. Repayment of these loans is dependent on general economic conditions and unemployment levels in the Bank's market area.

Allowance for Credit Losses

The allowance for credit losses ("allowance") represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance is increased by the provision for credit losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. The Bank has elected to not estimate an allowance for credit losses on accrued interest receivable, as it already has a policy in place to reverse or write-off accrued interest in a timely manner.

The estimate of expected credit losses is based on relevant information about historical events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. The Bank uses current loan data and loss history, calculates the weighted average remaining maturity in each loan category, and utilizes leading economic indicators to provide a forward-looking feature. The Bank then takes that information, adds custom qualitative factors and specific reserves tied to collateral dependent loans to calculate its allowance for credit losses.

The historical loss rate for the loan portfolio is determined by pooling loans into groups sharing similar risk characteristics and tracking historical net charge offs to calculate the historical loss rate.

The Bank also incorporates a reasonable and supportable loss forecast period to account for the effect of forecasted economic conditions and other factors on the performance of the loan portfolio which could differ from historical loss experience. Forward looking adjustments consider macro-economic indicators. The Bank generally utilizes a forecast period ranging over 12 - 24 months. For the contractual term that extends beyond the forecast period, the Bank immediately reverts to historical loss rates.

The Bank uses several qualitative factors to supplement the other elements of its allowance for credit losses calculation under CECL. These qualitative factors are intended to estimate losses that differ from actual historical loss experience. Relevant factors included, but are not limited to, economic trends and conditions such as regional unemployment, experience and depth of lending staff, trends in delinquencies, trends in collateral values, and results of loan reviews and loan-related audits. Although the estimation of credit losses can be somewhat subjective, the application of such qualitative factors must be reasonable and supportable.

Collateral dependent loans are those loans that are non-accruing and on which the borrowers cannot demonstrate the ability to make and are not making regularly scheduled loan payments, thereby making repayment of the loan dependent upon the operation or sale of the collateral securing the loan. Collateral dependent loans are evaluated individually as they do not share similar risk characteristics with other loans and are removed from their respective homogeneous pools. Under CECL, for collateral dependent loans, the Bank has adopted the practical expedient to measure the allowance for credit losses based on the fair value of the collateral.

The Bank's policy is to obtain third-party appraisals on any significant pieces of collateral held on collateral dependent loans. For such loans secured by real estate, the Bank's policy is to estimate the allowance by discounting the appraised value by 20%, which considers estimated selling costs and additional discounts estimated to be incurred in a sale. For real estate collateral that is considered special- or limited-purpose or in industries that are undergoing heightened stress, the Bank may further discount the collateral values. For non-real estate collateral secured loans, the Bank generally discounts values by 0%-50% depending on the nature and marketability of the collateral. This provides for selling costs and liquidity discounts that are usually incurred when disposing of non-real estate collateral.

Modifications to borrowers experiencing financial difficulty may include interest rate reductions, principal or interest forgiveness, forbearances, term extensions, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

The Bank maintains an allowance for credit losses for lending-related commitments such as unfunded loan commitments and letters of credit. The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Bank. The allowance for lending-related commitments on off-balance sheet credit exposures is adjusted as a provision for credit losses. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans and discussed previously in Note 1. The allowance for credit losses for unfunded loan commitments of $70,000 and $67,000 at December 31, 2025 and December 31, 2024, respectively, were separately classified on the Consolidated Balance Sheets within other liabilities.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, (3) the Bank does not maintain

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

effective control over the transferred assets through an agreement to repurchase them before their maturity, and (4) transfers that do meet the criteria to be accounted for as sales are accounted for a secured borrowings.

Premises and Equipment

Premises (including leasehold improvements) and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives and amortization of leasehold improvements is computed over the shorter of the estimated useful life or lease term of the related assets.

Restricted Investment in Bank Stocks

Restricted investment in bank stocks, which represents required investments in the common stock of correspondent banks, is carried at cost, and consists of $60,000 common stock of the Atlantic Community Bankers Bank ("ACBB") at December 31, 2025 and 2024, Federal Home Loan Bank of Pittsburgh ("FHLB") stock totaling $854,000 and $1,544,000 at December 31, 2025 and 2024, and Federal Reserve Bank ("FRB") stock of $646,000 and $588,000 at December 31, 2025 and 2024, respectively.

Management considers whether these long-term investments are impaired based on the ultimate recoverability of the cost basis rather than by recognizing temporary declines in value. Management believes no impairment has occurred related to these investments at December 31, 2025 and 2024.

Bank Owned Life Insurance

The Bank is the owner and beneficiary of life insurance policies on certain employees and directors. The life insurance investment is carried at the cash surrender value of the underlying owned policies. The increase in the cash surrender value is recognized as a component of non-interest income. The policies can be liquidated, if necessary, with tax costs associated. However, the Bank intends to hold these policies and, accordingly, the Bank has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Corporation determines deferred income taxes using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, net operating loss carryforwards, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense (benefit) results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Corporation evaluates the carrying amount of its deferred tax assets on a quarterly basis or more frequently, if necessary, in applying the criteria set forth therein to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence. If management makes a determination based on the available evidence that it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods, a valuation allowance is calculated and recorded. These determinations are inherently subjective and dependent upon estimates and judgments concerning management's evaluation of both positive and negative evidence.

In conducting the deferred tax asset analysis, the Corporation believes it is important to consider the unique characteristics of an industry or business. In particular, characteristics such as business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered for bank holding companies like the Corporation. Most importantly, it is also important to consider that net operating losses for federal income tax purposes can generally be carried forward for a period of twenty years. In order to realize deferred tax assets, the Corporation must generate sufficient taxable income in such future years.

In assessing the need for a valuation allowance, the Corporation carefully weighed both positive and negative evidence currently available. Judgment is required when considering the relative impact of such evidence. The weight given to the potential effect of positive and negative evidence must be commensurate with the extent to which it can be objectively verified. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. As a result of limited sources of state income that can be used to realize state net operating losses generated by the holding company, the Corporation has concluded that a full valuation allowance is required related to state net operating loss carry-forwards at December 31, 2025 and 2024.

The Corporation accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. At December 31, 2025 and 2024, the Corporation did not have any uncertain tax positions.

The Corporation recognizes interest and penalties on income taxes, if any, as a component of the provision for income taxes. There were no interest and penalties recognized during the years ended December 31, 2025 or 2024. With limited exception, tax years prior to 2022 are no longer subject to examination by tax authorities.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of stockholders' equity section of the Consolidated Balance Sheets, such items along with net income are components of comprehensive income.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the Consolidated Balance Sheets when they are funded.

Derivatives

At the inception of a derivative contract, the Bank designates the derivative as a fair value hedge, a cash flow hedge or an instrument with no hedging designation. This designation is based on the Bank's intentions and belief as to likely effectiveness as a hedge. The Bank formally documents the relationship between derivatives and hedge items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are designated are highly effective in offsetting changes in fair values or cash flows of hedged items. The Bank uses interest rate swap agreements as part of its asset liability management strategy to manage its interest rate risk position. The notional amounts of interest rate swaps as of December 31, 2025 and 2024 were $30,000,000 and $30,000,000 and designated as portfolio layer hedges of certain fixed rate loans. The hedge was deemed to be effective during all periods presented.

Employee Benefit Plan

The Bank has established a 401(k) plan ("the Plan"). Under the Plan, all employees are eligible to contribute the maximum allowed by the Internal Revenue Code of 1986, as amended. The Bank may make discretionary matching contributions. For the years ended December 31, 2025 and 2024, expense recorded in salaries and employee benefits attributable to the Plan amounted to $211,000 and $203,000, respectively.

Stock-Based Compensation

The Bank recognizes the cost of employee and organizer services received in stock-based payment transactions and measures the cost based on the grant-date fair value of the award. The cost will be recognized over the period during which the employee or organizer is required to provide service in exchange for the award.

Compensation cost for all stock awards is calculated and recognized over the employee's service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the fair value of the Corporation's common stock at the date of grant is used for restricted stock awards. Because of the insignificant amount of forfeitures the Corporation has experienced, forfeitures are recognized as they occur.

Earnings per Share

Basic earnings per share ("EPS") represents net income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS includes all potentially dilutive common shares outstanding during the period. Potential common shares that may be issued related to outstanding stock options are determined using the treasury stock method.

The following table sets forth the composition of basic and diluted earnings per share.

Years Ended December 31,	2025	2024
	(In thousands, except for share and per share data)	
Net income available to common stockholders	$ 2,042	$ 1,662
Basic weighted average shares outstanding	1,992,465	1,972,940
Plus: effect of dilutive options	93,814	48,775
Diluted weighted average common shares	2,086,279	2,021,715
Earnings per share:		
Basic	$ 1.02	$ 0.84
Diluted	$ 0.98	$ 0.82

Operating Segments

The Bank's reportable segment, banking, is determined by the Chief Financial Officer, which is the designated chief operating decision maker, based upon information provided about the Bank's products and services offered, primarily banking operations. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business, which are aggregated because services and customers are similar. The chief operating decision maker evaluates financial performance of the Bank's business components by evaluating revenue streams, significant expenses and budget to actual results in assessment of the segment and in the determination of allocating resources. The chief operating decision maker uses consolidated net income to evaluate Bank performance. The significant products, revenue and expense are reported on the consolidated balance sheets and statements of income.

Reclassifications

Some items in the prior year financial statements and footnotes were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

2. Restrictions on Cash and Due from Banks

In return for services obtained through correspondent banks, the Bank is required to maintain non-interest-bearing cash balances in those correspondent banks. Compensating balances totaled $1,000,000 at December 31, 2025 and 2024, included in cash and due from banks.

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

3. Securities

The amortized cost and fair value of securities as of December 31, 2025 and 2024 is summarized as follows (in thousands):

December 31, 2025	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Available-for-sale:								
Corporate bonds	$	6,470	$	-	$	(195)	$	6,275
Residential mortgage-backed securities – government sponsored enterprises ("GSE")		11,185		42		(227)		11,000
U.S. government agency		8,562		-		(558)		8,004
State and Political Subdivisions		3,916		9		(19)		3,906
	$	30,133	$	51	$	(999)	$	29,185

December 31, 2025	Amortized Cost		Gross Unrecognized Gains		Gross Unrecognized Losses		Fair Value	
Held-to-Maturity:								
Corporate bonds	$	500	$	-	$	(21)	$	479
Residential mortgage-backed securities – government sponsored enterprises ("GSE")		2,798		-		(12)		2,786
U.S. government agency		1,628		-		(23)		1,605
State and Political Subdivisions		2,687		57		-		2,744
	$	7,613	$	57	$	(56)	$	7,614

December 31, 2024	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Available-for-sale:								
Corporate bonds	$	8,470	$	-	$	(635)	$	7,835
Residential mortgage-backed securities – government sponsored enterprises ("GSE")		12,930		-		(662)		12,268
U.S. government agency		9,558		-		(890)		8,668
State and Political Subdivisions		4,247		-		(113)		4,134
	$	35,205	$	-	$	(2,300)	$	32,905

December 31, 2024	Amortized Cost		Gross Unrecognized Gains		Gross Unrecognized Losses		Fair Value	
Held-to-Maturity:								
Corporate bonds	$	500	$	-	$	(15)	$	485
Residential mortgage-backed securities – government sponsored enterprises ("GSE")		6,571		-		(83)		6,488
U.S. government agency		1,967		-		(93)		1,874
State and Political Subdivisions		2,699		25		(14)		2,710
	$	11,737	$	25	$	(205)	$	11,557

The unrealized losses and related fair value of investment securities available for sale and held to maturity with unrealized losses less than 12 months and those with unrealized losses 12 months or longer as of December 31, 2025 and 2024, for which an allowance for credit losses has not been recorded, are as follows (in thousands):

December 31, 2025	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
Corporate Bonds	$ -	$ -	$ 5,775	$ (195)	$ 5,775	$ (195)
Residential mortgage-backed securities-government sponsored enterprises ("GSE")	1,919	(3)	4,488	(224)	6,407	(227)
U.S. government agency	-	-	8,004	(558)	8,004	(558)
State & political subdivisions	-	-	2,867	(19)	2,867	(19)
Total	$ 1,919	$ (3)	$ 21,134	$ (996)	$ 23,053	$ (999)

December 31, 2025	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Held to maturity:						
Corporate Bonds	$ -	$ -	$ 479	$ (21)	$ 479	$ (21)
Residential mortgage-backed securities-government sponsored enterprises ("GSE")	-	-	2,786	(12)	2,786	(12)
U.S. government agency	-	-	1,605	(23)	1,605	(23)
State & political subdivisions	-	-	-	-	-	-
Total	$ -	$ -	$ 4,870	$ (56)	$ 4,870	$ (56)

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2024

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
Corporate Bonds	$ -	$ -	$ 7,335	$ (635)	$ 7,335	$ (635)
Residential mortgage-backed securities-government sponsored enterprises ("GSE")	5,542	(212)	6,717	(450)	12,259	(662)
U.S. government agency	-	-	8,668	(890)	8,668	(890)
State & political subdivisions	-	-	4,134	(113)	4,134	(113)
Total	$ 5,542	$ (212)	$ 26,854	$ (2,088)	$ 32,396	$ (2,300)

December 31, 2024

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Held to maturity:						
Corporate Bonds	$ -	$ -	$ 485	$ (15)	$ 485	$ (15)
Residential mortgage-backed securities-government sponsored enterprises ("GSE")	-	-	6,488	(83)	6,488	(83)
U.S. government agency	-	-	1,874	(93)	1,874	(93)
State & political subdivisions	610	(14)	-	-	610	(14)
Total	$ 610	$ (14)	$ 8,847	$ (191)	$ 9,457	$ (205)

All of the securities that were in an unrealized loss position at December 31, 2025 and 2024, are bonds the Bank has determined are in a loss position due primarily to interest rate factors and not credit quality concerns. In management's opinion, based on third party credit ratings and the amount of the impairment, credit risk for these securities is minimal. Management has the intent and ability to hold debt securities until recovery and does not believe it will have to sell the securities prior to recovery.

At December 31, 2025, the Bank had 42 securities in an unrealized loss position for 12 months or more and 1 security in an unrealized loss position less than 12 months, none of which exceeded 19.9% of the security's carrying amount. At December 31, 2024, the Bank had 50 securities in an unrealized loss position for 12 months or more and 3 securities in an unrealized loss position less than 12 months, none of which exceeded 22.3% of the security's carrying amount.

At December 31, 2025 and 2024, there was no allowance for credit losses related to the available-for-sale portfolio. Accrued interest receivable on available-for-sale debt securities totaled $149,000 and $151,000 at December 31, 2025 and 2024, respectively, and was excluded from the estimate of credit losses. At December 31, 2025 and 2024, the Bank evaluated its held-to-maturity debt securities under the CECL standards and based on the credit reviews of the issuers of the corporate debt securities determined no allowance for credit losses was required.

The amortized cost and fair value of securities as of December 31, 2025 and 2024, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the securities may be called without any penalties (in thousands):

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

	2025		2024	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale:				
Less than a year	$ 1,035	$ 1,044	$ 1,406	$ 1,395
Due after one year through five years	8,669	8,562	4,731	4,551
Due after five years through ten years	9,244	8,579	16,138	14,691
Due after 10 years	-	-	-	-
Mortgage-backed investment securities	11,185	11,000	12,930	12,268
Total	$ 30,133	$ 29,185	$ 35,205	$ 32,905

	2025		2024	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Held-to-maturity:				
Due after one year through five years	$ 2,251	$ 2,229	$ 2,591	$ 2,485
Due after five years through ten years	2,564	2,599	2,575	2,584
Due after 10 years	-	-	-	-
Mortgage-backed investment securities	2,798	2,786	6,571	6,488
Total	$ 7,613	$ 7,614	$ 11,737	$ 11,557

There were no securities pledged as collateral at December 31, 2025 and 2024 to secure public deposits.

There were no gross gains or losses on the sale or call of securities in 2025 and 2024.

4. Loans Receivable

The composition of loans receivable at December 31, 2025 and 2024 is as follows (in thousands):

	2025	2024
Agricultural	$ 2,024	$ 2,018
Commercial	36,924	40,100
Consumer	4,948	2,920
Construction	22,518	21,690
Commercial Real Estate	239,735	233,179
Residential Real Estate	94,576	95,625
Total Loans	$ 400,725	$ 395,532
Deferred Fees, Net	(978)	(967)
Allowance for credit losses	(3,450)	(3,611)
Net Loans	$ 396,297	$ 390,954

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

The Bank elected to exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this footnote. As of December 31, 2025 and 2024, accrued interest receivable for loans totaled $1,591,000 and $1,363,000, respectively, and is included in the accrued interest receivable line item on the Bank's Consolidated Balance Sheets.

The following tables present the activity in the allowance for credit losses by loan portfolio segment for the years ended December 31, 2025 and 2024 under the CECL methodology (in thousands):

December 31, 2025	Beginning Balance	Loans Charged-off	Recoveries Collected	Provision	Total
Agricultural	$ 15	$ -	$ -	$ 1	$ 16
Commercial	381	-	16	(27)	370
Consumer	170	(71)	3	194	296
Construction	91	-	-	-	91
Commercial Real Estate	2,224	-	-	(267)	1,957
Residential Real Estate	730	-	-	(10)	720
Ending balance	$ 3,611	$ (71)	$ 19	$ (109)	$ 3,450

December 31, 2024	Beginning Balance Prior to Change in Loans Pools	Allocation of Beginning Balance to New Pools	Loans Charged-off	Recoveries Collected	Provision	Total
Agricultural	$ -	$ 15	$ -	$ -	$ -	$ 15
Commercial	-	576	(33)	-	(162)	381
Commercial Term	363	(363)	-	-	-	-
Commercial Mortgage	1,962	(1,962)	-	-	-	-
Commercial Line	359	(359)	-	-	-	-
Commercial Real Estate	-	1,950	-	-	274	2,224
Construction	436	(317)	-	-	(28)	91
Consumer	280	(84)	-	-	(26)	170
Home Equity	44	(44)	-	-	-	-
Residential Real Estate	-	588	(9)	-	151	730
Ending balance	$ 3,444	$ -	$ (42)	$ -	$ 209	$ 3,611

As discussed in Note 1, the Bank identifies loans in which the borrower cannot demonstrate the ability to make regularly scheduled payments, and the repayment of the loan is dependent upon the operation or sale of the collateral of the loan. These collateral dependent loans are evaluated individually for allowance for credit losses based on the fair value of the collateral.

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

The following tables present an analysis of collateral-dependent loans of the Bank by class of loans as of December 31, 2025 and 2024 (in thousands):

December 31, 2025	Residential Property	Business Assets	Commercial Property	Total Collateral-Dependent Loans
Agricultural	$ -	$ -	$ -	$ -
Commercial	142	31	45	218
Consumer	-	-	-	-
Construction	-	-	-	-
Commercial Real Estate	-	-	29	29
Residential Real Estate	-	-	-	-
Total	$ 142	$ 31	$ 74	$ 247

December 31, 2024	Residential Property	Business Assets	Commercial Property	Total Collateral-Dependent Loans
Agricultural	$ -	$ -	$ -	$ -
Commercial	117	64	-	181
Consumer	-	-	-	-
Construction	-	-	-	-
Commercial Real Estate	-	-	-	-
Residential Real Estate	206	-	-	206
Total	$ 323	$ 64	$ -	$ 387

The Bank monitors ongoing risk for loans with a commercial purpose using a nine-point internal grading system. The first five rating categories, representing the lowest risk to the Bank, are combined and given a Pass rating. The Special Mention category includes loans that have potential weaknesses that may, if not monitored or corrected, weaken the asset or inadequately protect the Bank's position at some future date. These assets pose elevated risk, but their weakness does not justify a more severe or criticized rating.

Management generally follows regulatory definitions in assigning criticized ratings to loans, including substandard, doubtful, or loss. Substandard loans are classified as they have a well-defined weakness or weaknesses that jeopardize liquidation of the debt. These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Substandard loans include loans that management has determined are not adequately protected by current cash flows or net worth of the borrower. A doubtful loan has the same weaknesses as a substandard loan, however, collection or liquidation of principal in full is questionable and improbable. For doubtful loans, loss is present but may not be determined until specific factors occur. Loss assets are considered uncollectible, as the underlying borrowers are often in bankruptcy, have suspended debt repayments, or ceased business operations. Once a loan is classified as Loss, there is little prospect of collecting the loan's principal or interest and it is generally written off.

Loans with a consumer purpose, which also includes certain commercial loans, construction and land development loans, and residential loans, are not-rated and are monitored based on the length of time a loan is past due. Not-rated loans are categorized as either Performing or Non-performing. Non-performing loans would be those in non-accrual status, which generally occurs when a loan is maintained on a cash basis due to deterioration in the financial condition of the borrower, full payment of principal or interest is not expected, or principal or interest has been in default for a period of 90 days or more.

The Bank's Board of Directors reviews on a quarterly basis the ratings of all criticized loans. In addition, an independent third-party performs an annual loan review. The review focuses on a sample of business and consumer purpose loans, and all previously criticized loans over a certain dollar threshold.

The following tables present the Bank's loan portfolio based on its internal risk rating system by origination year as of December 31, 2025 and 2024 (in thousands):

	2025	2024	2023	2022	2021	Prior	Revolving	Total
Agriculture								
Pass	$ -	$ -	$ 119	$ 47	$ 733	$ 1,003	$ 122	$ 2,024
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	-	-	-
Total	-	-	119	47	733	1,003	122	2,024
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	-	-	-
Not-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial								
Pass	$ 6,931	$ 2,593	$ 3,860	$ 3,384	$ 964	$ 2,718	$ 11,002	$ 31,452
Special mention	41	-	-	1,286	-	-	227	1,554
Substandard	-	-	450	-	-	1,003	2,465	3,918
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	-	-	-
Total	6,972	2,593	4,310	4,670	964	3,721	13,694	36,924
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	-	-	-
Not-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consumer								
Pass	$ 2,278	$ -	$ -	$ 305	$ -	$ -	$ 73	$ 2,656
Special mention	-	-	-	-	-	-	-	-
Substandard	15	-	-	-	-	-	-	15
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not-rated	97	37	68	7	-	893	1,175	2,277
Total	2,390	37	68	312	-	893	1,248	4,948
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ 71	$ -	$ 71
Not-rated loans:								
Performing	97	37	68	7	-	893	1,175	2,277
Not-performing	-	-	-	-	-	-	-	-
Total not-rated	$ 97	$ 37	$ 68	$ 7	$ -	$ 893	$ 1,175	$ 2,277

	2025	2024	2023	2022	2021	Prior	Revolving	Total
Construction								
Pass	$ 13,482	$ 7,165	$ 372	$ 447	$ 602	$ 437	$ 13	$ 22,518
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not rated	-	-	-	-	-	-	-	-
Total	13,482	7,165	372	447	602	437	13	22,518
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	-	-	-
Non-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial Real Estate								
Pass	$ 30,461	$ 31,035	$ 36,239	$ 45,555	$ 33,738	$ 55,323	$ 2,651	$ 235,002
Special mention	-	-	-	-	-	-	-	-
Substandard	-	2,558	-	-	-	2,175	-	4,733
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	-	-	-
Total	30,461	33,593	36,239	45,555	33,738	57,498	2,651	239,735
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	-	-	-
Non-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Residential Real Estate								
Pass	$ 7,881	$ 14,969	$ 12,855	$ 14,838	$ 7,248	$ 9,412	$ 2,288	$ 69,491
Special mention	-	-	-	-	-	-	-	-
Substandard	-	126	1,502	-	657	-	132	2,417
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	687	21,981	22,668
Total	7,881	15,095	14,357	14,838	7,905	10,099	24,401	94,576
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	687	21,981	22,668
Not-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ 687	$ 21,981	$ 22,668

	2024	2023	2022	2021	2020	Prior	Revolving	Total
Agriculture								
Pass	$ -	$ 139	$ 53	$ 753	$ 1	$ 1,060	$ 12	$ 2,018
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	-	-	-
Total	-	139	53	753	1	1,060	12	2,018
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	-	-	-
Non-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial								
Pass	$ 3,048	$ 4,636	$ 6,074	$ 1,305	$ 1,172	$ 3,487	$ 14,566	$ 34,288
Special mention	-	-	-	-	-	928	89	1,017
Substandard	-	780	-	-	-	3	4,012	4,795
Doubtful	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	-	-	-
Total	3,048	5,416	6,074	1,305	1,172	4,418	18,667	40,100
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ 33	$ -	$ 33
Not-rated loans:								
Performing	-	-	-	-	-	-	-	-
Non-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consumer								
Pass	$ -	$ -	$ 332	$ -	$ -	$ -	82	$ 414
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Not-rated	46	97	12	11	-	1,110	1,230	2,506
Total	46	97	344	11	-	1,110	1,312	2,920
Gross charge-offs YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
Not-rated loans:								
Performing	$ 46	$ 97	12	11	$ -	1,102	1,230	2,498
Non-performing	-	-	-	-	-	8	-	8
Total not-rated	46	97	12	11	$ -	1,110	1,230	2,506
Construction								
Pass	$ 9,279	9,128	1,295	1,063	45	880	-	21,690
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	-	-	-
Total	9,279	9,128	1,295	1,063	45	880	-	21,690
Gross charge-offs, YTD	$ -	-	-	-	-	-	-	-
Not-rated loans:								
Performing	$ -	-	-	-	-	-	-	-
Non-performing	$ -	-	-	-	-	-	-	-
Total not-rated	$ -	-	-	-	-	-	-	-

	2024	2023	2022	2021	2020	Prior	Revolving	Total
Commercial Real Estate								
Pass	$ 31,723	$ 43,888	$ 48,869	$ 35,519	$ 18,554	$ 47,853	$ 2,344	$ 228,750
Special mention	-	-	-	-	-	-	-	-
Substandard	2,608	608	-	-	348	815	-	4,379
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	-	50	50
Total	34,331	44,496	48,869	35,519	18,902	48,668	2,394	233,179
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	-	50	50
Non-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ -	$ 50	$ 50
Residential Real Estate								
Pass	$ 17,588	$ 15,333	$ 16,551	$ 10,151	$ 3,733	$ 8,195	$ 1,562	$ 73,113
Special mention	-	-	-	-		-	-	-
Substandard	99	126	-	-		-	206	305
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Not-rated	-	-	-	-	-	897	21,310	22,207
Total	17,687	15,333	16,551	10,151	3,733	9,092	23,078	95,625
Gross charge-offs, YTD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Not-rated loans:								
Performing	-	-	-	-	-	897	21,310	22,207
Not-performing	-	-	-	-	-	-	-	-
Total not-rated	$ -	$ -	$ -	$ -	$ -	$ 897	$ 21,310	$ 22,207

Management monitors the performance and credit quality of the loan portfolio by analyzing the length of time a recorded payment is past due, by aggregating loans based on their delinquencies. The following tables present an aging of the payment status of the Bank's loans as of December 31, 2025 and 2024 (in thousands):

December 31, 2025	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivables	Loans Receivable >90 Days and Accruing
Agricultural	$ -	$ -	$ -	$ -	$ 2,024	$ 2,024	$ -
Commercial	48	57	-	105	36,819	36,924	-
Consumer	-	-	-	-	4,948	4,948	-
Construction	-	-	-	-	22,518	22,518	-
Commercial Real Estate	340	-	-	340	239,395	239,735	-
Residential Real Estate	-	132	-	132	94,444	94,576	-
Total	$ 388	$ 189	$ -	$ 577	$400,148	$400,725	$ -

December 31, 2024	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivables	Loans Receivable >90 Days and Accruing
Agricultural	$ -	$ -	$ -	$ -	$ 2,018	$ 2,018	$ -
Commercial	-	-	-	-	40,100	40,100	-
Consumer	-	1	8	9	2,911	2,920	8
Construction	-	-	-	-	21,690	21,690	-
Commercial Real Estate	-	-	-	-	233,179	233,179	-
Residential Real Estate	51	-	206	257	95,368	95,625	-
Total	$ 51	$ 1	$ 214	$ 266	$395,266	$395,532	$ 8

Loans pledged at December 31, 2025 and 2024 had a carrying amount of $305 million and $257 million and were pledged to secure FHLB advances.

The following tables are a summary of the Bank's nonaccrual loans by major categories for the years ended December 31, 2025 and 2024 (in thousands):

	CECL December 31, 2025		
	Non-accrual Loans with No Allowance	Non-accrual Loans with an Allowance	Total Non-accrual Loans
Agricultural	$ -	$ -	$ -
Commercial	45	-	45
Consumer	-	-	-
Construction	-	-	-
Commercial Real Estate	29	-	29
Residential Real Estate	-	-	-
Total	$ 74	$ -	$ 74

	CECL December 31, 2024		
	Non-accrual Loans with No Allowance	Non-accrual Loans with an Allowance	Total Non-accrual Loans
Agricultural	$ -	$ -	$ -
Commercial	-	-	-
Consumer	-	-	-
Construction	-	-	-
Commercial Real Estate	-	-	-
Residential Real Estate	-	206	206
Total	$ -	$ 206	$ 206

Interest income recognized on loans on non-accrual status during the year ended December 31, 2025 and 2024 was $10,000 and $11,000. Additional interest income that would have been recognized on non-accrual loans, had the loans been performing in accordance with the original terms of their contracts totaled $0 and $5,000 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Bank had no consumer residential mortgages for which it had initiated formal foreclosure proceedings.

The Bank closely monitors the performance of all loans that are modified to borrowers experiencing financial difficulty to better understand the effectiveness of its modification efforts. These modifications may or may not extend the term of the loan, provide for an adjustment to the interest rate, lower the payment amount, or otherwise delay payments during a defined period for the purpose of providing borrowers with additional time to return to compliance with the original loan terms.

There were no loans experiencing financial difficulty that were modified during the years ended December 31, 2025 and 2024.

The following tables summarize the activity in the allowance for credit losses for unfunded loan commitments for the year ended December 31, 2025 and 2024 (in thousands):

	Total Allowance for Credit Losses – Unfunded Loan Commitments
Beginning balance at December 31, 2024	$ 67
Charge-offs	-
Recoveries	-
Provision for credit losses	3
Ending balance at December 31, 2025	$ 70

	Total Allowance for Credit Losses – Unfunded Loan Commitments
Beginning balance at December 31, 2023	$ 78
Charge-offs	-
Recoveries	-
Provision for credit losses	(11)
Ending balance at December 31, 2024	$ 67

Loan Sales

The Bank originates and sells loans secured by the SBA. The Bank retains the unguaranteed portion of the loan and the servicing on the loans sold and receives a fee based upon the principal balance outstanding. During the years ended December 31, 2025 and 2024, the Bank sold SBA loans held for sale for total proceeds of $0 and $2,237,000, respectively. The SBA loan sales resulted in realized gains of $0 and $160,000 for the years ended December 31, 2025 and 2024, respectively. There were no SBA loans held for sale at December 31, 2025 and 2024.

Loans serviced for others are not included in the accompanying Consolidated Balance Sheets. The risks inherent in the servicing assets included in the other assets on the balance sheet relate primarily to changes in prepayments that result from shifts in interest rates. The unpaid principal balances of loans serviced for others were $4,342,000 and $4,844,000 at December 31, 2025 and 2024, respectively.

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

5. Bank Premises and Equipment

The components of premises and equipment at December 31, 2025 and 2024 are as follows (in thousands):

	Estimated Useful Lives	2025	2024
Land		$ 1,200	$ 1,200
Leasehold improvements	10 - 20 years	1,622	1,384
Building	40 years	1,688	1,687
Computer equipment and software	3 - 5 years	1,248	1,523
Automobiles	3 years	29	268
Bank unique equipment	5 years	318	352
Furniture, fixtures and equipment	3 - 10 years	481	463
		6,586	6,877
Accumulated depreciation		(3,332)	(3,629)
		$ 3,254	$ 3,248

Depreciation and amortization expense charged to operations amounted to $247,000 and $261,000 for the years ended December 31, 2025 and 2024, respectively and is included within occupancy and equipment on the Statements of Income.

6. Deposits

The components of deposits at December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Demand, non-interest bearing	$ 59,867	$ 56,358
Demand interest bearing	70,614	63,687
Money market accounts	131,118	109,994
Savings accounts	61,618	52,034
Time, $250 and over	26,888	30,411
Time, other	62,076	84,596
	$ 412,181	$ 397,080

At December 31, 2025, the scheduled maturities of time deposits are as follows (in thousands):

Years ending December 31,	
2026	$ 84,831
2027	3,802
2028	18
2029	18
2030	62
Thereafter	233
	$ 88,964

The Bank had brokered deposits of $3,000,000 and $20,477,000 included in time deposits at December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024, the Bank reclassified overdrafts from deposits of approximately $9,000 and $17,000, respectively.

7. Borrowings

The Holding Company has a $2,500,000 unsecured line of credit with a correspondent bank with an interest rate of Prime plus 0.25%. There was no outstanding balance as of December 31, 2025 and 2024, respectively.

The Bank has a $6,500,000 unsecured federal funds overnight line of credit with a correspondent bank with an interest rate of 4.75% at December 31, 2025. There was no outstanding balance as of December 31, 2025 and 2024, respectively.

The Bank maintains access to the Federal Reserve Bank's discount window borrowing facility. Advances under this facility are secured by collateral pledged by the Bank and accepted by the Federal Reserve Bank. The Bank has pledged securities with a fair value of $30,787,000 and $36,755,000 at December 31, 2025 and 2024 at the Federal Reserve Bank to secure potential borrowings through the discount window. The Bank had no outstanding borrowings under the discount window facility at December 31, 2025 and 2024.

The Bank has an agreement with the Federal Home Loan Bank of Pittsburgh ("FHLB") which allows for borrowings up to a percentage of qualifying assets. All FHLB advances are collateralized by a security agreement covering qualifying loans. As of December 31, 2025, qualifying loans totaled $312,939,000. In addition, all FHLB advances are secured by the FHLB capital stock owned by the Bank having a par value of $854,000 and $1,544,000 at December 31, 2025 and 2024, respectively. The Bank can borrow a maximum of $195,332,000 from the FHLB. There were short-term borrowings outstanding of $0 and $11,690,000 at December 31, 2025 and 2024, respectively. The bank also has letters of credit which are reflected in the borrowing capacity disclosed.

Long-term borrowings at December 31, 2025 and 2024 consisted of FHLB borrowings with the following maturity dates and interest rates (in thousands):

	2025		2024
Fixed note at 1.13%, maturing on March 4, 2025	$ 0	$	3,750

Subordinated Debt

On March 14, 2019, the Corporation closed a pooled private offering of $3 million of subordinated debt, net of offering costs of $25,000. Offering costs are amortized using the effective interest method and included within interest expense on the Consolidated Statements of Income. Unamortized offering costs were $8,000 and $10,000 at December 31, 2025 and 2024, respectively. The Bank may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $100,000, on or after March 14, 2024, at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on March 14, 2029. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the Subordinated Loan Agreement.

The subordinated debt may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures had a fixed rate of interest of 6.5% through March 14, 2024, at which time the interest rate will float quarterly at the 3-month Secured Overnight Financing rate ("SOFR") plus 390 basis points until the debt is paid off or matures. The debt is subordinated to the claims of general creditors, is unsecured, and is ineligible as collateral for a loan by the Bank.

On June 23, 2020, the Corporation closed a pooled private offering of $10 million of subordinated debt, net of offering costs of $241,000. Unamortized offering costs were $109,000 and $133,000 at December 31, 2025 and 2024, respectively. Offering costs are amortized using the effective interest method and included within interest expense on the Consolidated Statements of Income. The Bank may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $100,000, on or after June 30, 2025, at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on June 30, 2030. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the Subordinated Loan Agreement.

The subordinated debt may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures had a fixed rate of interest of 6.25% through June 30, 2025, at which time the interest rate will bear interest at a rate equal to the 3-month Secured Overnight Financing rate ("SOFR") plus 613 basis points until the debt is paid off or matures. The debt is subordinated to the claims of general creditors, is unsecured, and is ineligible as collateral for a loan by the Bank.

On December 5, 2024, the Corporation closed a pooled private offering of $4.65 million of subordinated debt and offering costs of $202,000. Unamortized offering costs were $158,000 and $199,000 at December 31, 2025 and 2024. Offering costs are amortized using the effective interest method and included within interest expense on the Consolidated Statements of Income. The Bank may redeem the subordinated debentures, in whole or in part, on or after December 31, 2027, at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on December 31, 2029. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the Subordinated Loan Agreement.

The subordinated debt may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures had a fixed rate of interest of 8.5% through December 31, 2026, at which time the interest rate will bear interest at a rate equal to the 3-month Term Secured Overnight Financing rate ("SOFR") plus 442 basis points until the debt is paid off or matures. The debt is subordinated to the claims of general creditors, is unsecured, and is ineligible as collateral for a loan by the Bank.

Subordinated debt of $3 million is scheduled to mature in 2029, $4.65 million is scheduled to mature in 2029, and $10 million is scheduled to mature in 2030.

8. Federal Income Taxes

Pretax income from continuing operations is as follows:

	2025		2024
	(dollars in thousands)		
Domestic	$	2,598	$ 2,124
Foreign		-	-
Total	$	2,598	$ 2,124

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

The components of income tax expense for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
	(dollars in thousands)	
Current tax provision (benefit):		
Federal	$ 445	$ 520
State	-	-
Foreign	-	-
Total current tax provision (benefit)	$ 445	$ 520
Deferred tax provision (benefit):		
Federal	$ 111	$ (58)
State	-	-
Foreign	-	-
Total deferred tax provision (benefit)	$ 111	$ (58)
Total tax provision (benefit)	$ 556	$ 462

A reconciliation of the statutory federal income tax at a rate of 21% to federal income tax expense included in the statements of income for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	2025		2024	
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(dollars in thousands)			
Federal statutory income tax	$ 546	21.00%	$ 446	21.00%
Effect of:				
Nontaxable or nondeductible items:				
Bank owned life insurance income	(43)	-1.65%	(38)	-1.77%
Non-deductible meals and entertainment	20	0.75%	29	1.38%
Other	33	1.29%	25	1.14%
Total tax provision (benefit)	$ 556	21.39%	$ 462	21.75%

The components of the net deferred tax asset at December 31, 2025 and 2024 are as follows (in thousands):

	2025		2024
	(dollars in thousands)		
Deferred tax assets:			
Allowance for credit losses	$ 691	$	714
Net operating losses	323		258
Other	30		14
Unrealized loss on available-for-sale securities	199		483
Total deferred tax assets	$ 1,243	$	1,469
Valuation Allowance	(323)		(258)
Total deferred tax assets	$ 920	$	1,211
Deferred tax liabilities:			
Depreciation	$ (187)	$	(74)
Deferred loan costs	(91)		(100)
Servicing asset	(10)		(11)
Other	(4)		(3)
Total deferred tax liabilities	$ (292)	$	(188)
Net deferred tax asset	$ 628	$	1,023

The realization of deferred tax assets is largely dependent upon future taxable income, future reversals of existing taxable temporary differences and the ability to carryback losses to available tax years. In assessing the need for a valuation allowance, we consider positive and negative evidence, including taxable income carry-back years, scheduled reversals of deferred tax liabilities, expected future taxable income and tax planning strategies. It was determined that a full valuation allowance was needed for state net operating loss carryforwards at December 31, 2025 and 2024.

Income taxes paid, net of refunds were as follows:

	2025		2024
	(dollars in thousands)		
Federal	$ 265	$	626
State and local	-		-
Foreign	-		-
Total	$ 265	$	626

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

9. Transactions with Executive Officers, Directors and Principal Stockholders

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal stockholders, their immediate families and affiliated companies (commonly referred to as related parties). There were loans receivable from related parties totaling $3,264,000 and $3,347,000 at December 31, 2025 and 2024, respectively. Balance of net advances in 2025 for related parties totaled $230,000 and $251,000 and payments received were $313,000 and $450,000 for the years ended December 31, 2025 and 2024, respectively. Deposits of related parties totaled $4,645,000 and $4,348,000 as of December 31, 2025 and 2024, respectively.

10. Stock-Based Compensation

In 2013, the Board of Directors adopted the 2013 Equity Incentive Plan ("2013 Plan"). Under the 2013 Plan 228,000 shares were available to be issued in the form of performance awards that can be settled in stock or cash, restricted stock and restricted stock units, incentive stock options, non-qualified stock options, and stock appreciation rights. The awards under the plan vest over a period up to 7 years.

In 2021 the Victory Bancorp Board of Directors adopted, and the stockholders approved the 2021 Omnibus Incentive Plan ("2021 Plan"). The purpose of the plan was to help the Company attract, retain and motivate directors, officers and employees. The 2021 Plan replaced the Company's 2013 Equity Incentive Plan. The 2021 Plan provides that the aggregate number of shares of the company's common stock available for delivery pursuant to award granted under the 2021 Plan was 200,000, plus 39,000 shares available for grant under the 2013 Plan.

In 2024, the Victory Bancorp Board of Directors adopted, and the stockholders approved an amendment to the 2021 Omnibus Incentive Plan ("2021 Plan") that would increase the shares reserved for issuance by 80,000 shares. All other terms and conditions of the 2021 Plan remained unchanged.

The following table summarizes stock option activity for the year ended December 31, 2025:

	Shares		Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term
Outstanding, January 1, 2025	153,000	$	7.30	4
Granted	-		-	-
Exercised	-		-	-
Forfeited	6,000		7.25	4
Outstanding, December 31, 2025	147,000		7.30	3
Exercisable, December 31, 2025	124,565	$	7.29	3

At December 31, 2025 and 2024, the intrinsic value of the 147,000 and 153,000 options outstanding was $1,700,000 and $522,000, respectively.

Information regarding stock-based compensation for the year ended December 31, 2025, is set forth below:

	2025
Stock-based compensation expense recognized	$ 313,000
Number of unvested stock options	21,578
Amount remaining to be recognized as expense	$ 6,000

The stock-based compensation recognized in earnings in 2025 and 2024 was $313,000 and $56,000, respectively. The remaining amount of $6,000 will be recognized ratably as expense through 2027.

Victory Bank entered into a Supplemental Executive Retirement Plan (SERP) with the CEO that provides annual retirement benefits starting December 31, 2018 and continuing until the earlier of a Separation of Service or January 1, 2028. The SERP requires the Bank to provide an Annual Contribution and Interest Credit on each December 31. The Bank accrued $531,000 and $450,000 SERP liability as of December 31, 2025 and 2024, respectively which is included in Accrued interest payable and other liabilities. The related expense is recorded in Salaries and employee benefits.

11. Commitments and Contingencies

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following off-balance sheet financial instruments whose contract amounts represent credit risk at December 31, 2025 and 2024 (in thousands):

	2025	2024
Unfunded commitments under lines of credit	$ 85,503	$ 75,874
Unfunded commitments under letters of credit	4,338	2,903

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The amount of the liability as of December 31, 2025 and 2024 for guarantees under standby letters of credit is not material.

The Corporation, in the normal course of business, may be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. The Corporation is not involved in any legal proceedings which, in management's opinion, could have a material effect on the consolidated financial position of the Corporation.

The Bank maintains an allowance for credit loss for unfunded loan commitments which is included in the balance of other liabilities in the Consolidated Balance Sheets. The allowance for credit loss for unfunded loan commitments is determined as part of the monthly allowance for credit loss analysis. See Note 1 and Note 4 for further detail.

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

12. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts, and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

The U.S. Basel III Capital Rules requires the Bank to:

- Meet a minimum Common Equity Tier 1 capital ratio of 4.50% of risk-weighted assets and a Tier 1 capital ratio of 6.00% of risk-weighted assets;

- Meet a minimum total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 leverage capital ratio of 4.00% of average assets;

- Maintain a capital conservation buffer of 2.50% above the minimum risk-based capital requirement to avoid restrictions on capital distributions and certain discretionary bonus payments; and

- Comply with a revised definition of capital to improve the ability of regulatory capital instruments to absorb losses. Certain non-qualifying capital instruments, including cumulative preferred stock and trust preferred securities, are excluded as a component of Tier 1 capital for institutions of the Corporation's size.

The U.S. Basel III Capital Rules use a standardized approach for risk weightings that expands the risk-weightings for assets and off-balance sheet exposures from the previous 0%, 20%, 50% and 100% categories to a much larger and more risk-sensitive number of categories, depending on the nature of the assets and off-balance sheet exposures and resulting in higher risk weights for a variety of asset categories.

As of December 31, 2025 and 2024, the Bank met the applicable minimum requirements of the U.S. Basel III Capital Rules, and each of the Bank's capital ratios exceeded the amounts required to be considered "well capitalized" as defined in the regulations. As of December 31, 2025 and 2024, the Bank's capital levels met the fully-phased in minimum capital requirements, including the capital conservation buffers.

A comparison of the Bank's actual capital amounts to the regulatory requirements as of December 31, 2025 and 2024 are presented below (in thousands):

December 31, 2025	Actual		For Capital Adequacy Purposes		Minimum Capital Adequacy with Capital Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	52,013	12.61%	≥32,987	≥8.00%	≥43,295	≥10.50%	≥41,234	≥10.00%
Tier 1 capital (to risk weighted assets)	48,493	11.76%	≥24,740	≥6.00%	≥35,049	≥8.50%	≥32,987	≥8.00%
Common equity Tier 1 capital (to risk-weighted assets)	48,493	11.76%	≥18,555	≥4.50%	≥28,864	≥7.00%	≥26,802	≥6.50%
Tier 1 capital (to average assets)	48,493	10.07%	≥19,258	≥4.00%	≥19,258	≥4.00%	≥24,073	≥5.00%

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2024	Actual		For Capital Adequacy Purposes		Minimum Capital Adequacy with Capital Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	49,798	12.16%	≥32,773	≥8.00%	≥43,015	≥10.50%	≥40,967	≥10.00%
Tier 1 capital (to risk weighted assets)	46,187	11.27%	≥24,580	≥6.00%	≥34,822	≥8.50%	≥32,773	≥8.00%
Common equity Tier 1 capital (to risk-weighted assets)	46,187	11.27%	≥18,435	≥4.50%	≥28,677	≥7.00%	≥26,628	≥6.50%
Tier 1 capital (to average assets)	46,187	9.92%	≥18,632	≥4.00%	≥18,632	≥4.00%	≥23,291	≥5.00%

The Bank is subject to certain restrictions on the amount of dividends that it may declare due to regulatory considerations. The Pennsylvania Banking Code provides that cash dividends may be declared and paid only out of accumulated net earnings.

13. Fair Value Measurements

Management uses its best judgment in estimating the fair value of the Bank's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Determination of Fair Value

The Bank uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Accounting guidance defines the fair value of a financial instrument as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments.

The definition of fair value focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions. A three-level hierarchy exists for fair value measurements based upon the inputs to the valuation of an asset or liability. The classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

Fair Value Hierarchy

The Bank groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows (in thousands):

December 31, 2025	Total	(Level 1)	(Level 2)	(Level 3)
Available-for-sale:				
Corporate Bonds	$ 6,275	$ -	$ 6,275	$ -
Residential mortgage-backed securities - GSE	11,000	-	11,000	-
U.S. government agency	8,004	-	8,004	-
State and Political Subdivisions	3,906	-	3,906	-
Total	$ 29,185	$ -	$ 29,185	$ -

December 31, 2024	Total	(Level 1)	(Level 2)	(Level 3)
Available-for-sale:				
Corporate Bonds	$ 7,835	$ -	$ 7,835	$ -
Residential mortgage-backed securities - GSE	12,268	-	12,268	-
U.S. government agency	8,668	-	8,668	-
State and Political Subdivisions	4,134	-	4,134	-
Total	$ 32,905	$ -	$ 32,905	$ -

The Bank's available-for-sale investment securities, which include debt securities and mortgage-backed securities, are reported at fair value. These securities are valued by an independent third party. The valuations are based on market data. They utilize evaluated pricing models that vary by asset and incorporate available trade, bid and other market information. For securities that do not trade on a daily basis, their evaluated pricing applications apply available information such as benchmarking and matrix pricing. The market inputs normally sought in the evaluation of securities include benchmark yields, reported trades, broker/dealer quotes (only obtained from market makers or broker/dealers recognized as market participants), issuer spreads, two-sided markets, benchmark securities, bid, offers and reference data. For certain securities additional inputs may be used or some market inputs may not be applicable. Inputs are prioritized differently on any given day based on market conditions.

40

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

There were no transfers between Levels 1, 2, and 3 during the years ended December 31, 2025 and 2024.

There were no financial assets measured at fair value on a nonrecurring basis at December 31, 2025 and 2024.

The following information should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only provided for a limited portion of the Bank's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Bank's disclosures and those of other companies may not be meaningful.

The fair values, and related carrying amounts, of the Bank's financial instruments were as follows at December 31, 2025 and 2024 (in thousands):

	Level in Fair Value Hierarchy	2025		2024	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets					
Cash and cash equivalents	Level 1	$ 16,632	$ 16,632	$ 10,678	$ 10,678
Securities available-for-sale	Level 2	29,185	29,185	32,905	32,905
Securities held-to-maturity	Level 2	7,613	7,614	11,737	11,557
Restricted investments in bank stocks	N/A	1,560	N/A	2,192	N/A
Loans receivable, net	Level 3	396,297	393,370	390,954	390,239
Accrued interest receivable	Level 2 & 3	1,591	1,591	1,581	1,581
Liabilities					
Deposits	Level 2	412,181	398,629	397,080	373,711
Debt	Level 2	-	-	15,440	15,446
Subordinated debt	Level 2	17,376	17,776	17,309	17,592
Accrued interest payable	Level 2	174	174	354	354

14. Revenue Recognition

All of the Bank's revenues that are in the scope of the "Revenue from Contracts with Customers' accounting standard (ASC 606) are recognized within noninterest income. ASC 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as gains or losses on sale of loans and securities are not in scope of the guidance. ASC 606 applicable noninterest revenue streams such as deposit related fees and interchange fees are recognized when the Bank's performance obligations have been satisfied, either on an individual transaction basis or ratably over a period of time.   Substantially all of the Bank's revenue is generated from contracts with customers. Noninterest revenue streams in-scope of ASC 606 are discussed below.

Service Charges and Activity Fees on Deposits

Service charges on deposit accounts consist of monthly ATM Income, Wire Transfer Fees, Non-Sufficient Funds Charges, and other Deposit related fees. The Bank's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Revenue is primarily transactional and recognized when earned, which is at the time the respective initiating transaction occurs, and the related service charge is subsequently processed. Check orders and other deposit account related fees are largely transactional based, and therefore, the Bank's performance obligation is satisfied, and related revenue recognized when the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. The Bank's performance obligation for wire transfers and returned deposit fees are largely satisfied, and related revenue recognized when the services are rendered. Payment is typically received immediately or in the following month.

Other

Other fees are primarily comprised of Remote/Mobile Deposit Fees and other service charges. Other noninterest income consists primarily of other non-recurring revenue which is not recorded in the categories listed above. This revenue is miscellaneous in nature and is recognized as income upon receipt.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2025 and 2024.

	2025	2024
Non-Interest Income		
In-scope of Topic 606		
Service Charges and Activity Fees	$ 625	$ 503
Other	38	35
Non-Interest Income (in-scope of Topic 606)	663	538
Non-Interest Income (out-of-scope of Topic 606)	251	408
Total Non-Interest (Loss) Income	$ 914	$ 946

Contract Balances

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Bank's non-interest revenue streams are largely based on transactional activity. Consideration is often received immediately or shortly after the Bank satisfies its performance obligation and revenue is recognized. The Bank does not typically enter into long-term revenue contracts with customers and therefore does not experience significant contract balances. As of December 31, 2025 and December 31, 2024, the Bank did not have any contract balances.

Contract Acquisition Costs

The Bank expenses contract acquisition costs immediately because the contract life is one year or less.

15. Parent Company Only – Condensed Financial Information

Condensed financial information of The Victory Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS

December 31,		2025		2024
ASSETS				
Cash and cash equivalents	$	67	$	846
Prepaid expenses		1,963		1,488
Investment in banking subsidiaries		47,648		44,368
Total Assets	$	49,678	$	46,702
LIABILITIES AND EQUITY				
Payable to subsidiaries	$	29	$	29
Accrued expenses and other liabilities		31		27
Subordinated Debt		17,376		17,309
Stockholders' equity		32,242		29,337
Total liabilities and stockholders' equity	$	49,678	$	46,702

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31,		2025		2024
Dividend from subsidiary	$	1,712	$	251
Interest expense		(1,490)		(935)
Legal and professional expense		(726)		-
Other expense		(151)		(117)
Loss before income tax effect		(655)		(801)
Income tax expense (benefit)		(485)		(221)
Equity in undistributed subsidiary income		2,212		2,242
Net Income	$	2,042	$	1,662
Comprehensive Income	$	3,110	$	1,803

The Victory Bancorp, Inc.

Notes to Consolidated Financial Statements

<u>CONDENSED STATEMENTS OF CASH FLOWS</u>

Years ended December 31,		2025		2024
Cash flows from operating activities:				
Net income	$	2,042	$	1,662
Adjustments:				
Equity in undistributed subsidiary income		(2,212)		(2,242)
Change in prepaid expenses		(475)		(221)
Amortization of debt issuance costs		67		30
Stock-based compensation expense		313		56
Change in accrued expenses and other liabilities		4		28
Net cash from operating activities		(261)		(687)
Cash flows from investing activities:				
Investments in subsidiaries		-		(2,500)
Net cash from investing activities		-		(2,500)
Cash flows from financing activities:				
Proceeds of borrowings		-		592
Repayments of borrowings		-		(592)
Net proceeds from issuance of subordinated debt		-		4,448
Exercise of stock options		-		43
Dividends paid		(518)		(513)
Net cash from financing activities		(518)		3,978
Net change in cash and cash equivalents		(779)		791
Beginning cash and cash equivalents		846		55
Ending cash and cash equivalents	$	67	$	846

16. Subsequent Events

On September 23, 2025, The Victory Bancorp, announced a Merger with QNB Corp. which closed on April 1, 2026.